SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,364,190 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,364,190 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,364,190 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 01973R101	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

(1) The 4,020 Shares are held in the William C. Crowley Roth IRA (the "Roth IRA").

CUSIP No. 01973R101	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of Allison Transmission Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One Allison Way, Indianapolis, Indiana 46222.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Ashe Capital Management, LP, a Delaware limited partnership ("Ashe") and William C. Crowley ("Mr. Crowley" and together with Ashe, the "Reporting Persons"). Ashe is a private investment firm which holds Shares of the Issuer in funds under its management and control. The principals of Ashe are Mr. Crowley, William R. Harker and Stephen M. Blass (each, a "Principal" and collectively, the "Principals").

(b) The principal business address of Ashe and each Principal is 530 Sylvan Ave., Suite 101, Englewood Cliffs, New Jersey 07632.

(c) The principal business of Ashe and each Principal is investing for funds under their management.

(d) Neither Ashe nor any of the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Ashe nor any of the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ashe is a limited partnership organized in Delaware. Each of the Principals are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons used a total of approximately $273,000,000 (including brokerage commissions) in the aggregate to acquire the 9,368,210 Shares reported herein as beneficially owned by the Reporting Persons. Funds for the purchase of the Shares reported herein as beneficially owned by Ashe were derived from investment funds in funds managed by Ashe. Such Shares are held by the investment funds managed by Ashe in cash accounts and none of the funds used to purchase the Shares reported herein as beneficially owned by Ashe were provided through borrowings of any nature.

Funds for the purchase of the Shares reported herein as beneficially owned by Mr. Crowley were derived from contributions made by Mr. Crowley to the Roth IRA and the purchase of such Shares was made prior to the initiation of the funds managed by Ashe.

CUSIP No. 01973R101	SCHEDULE 13D	Page 5 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business. The Reporting Persons acquired the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

Ashe and its representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective stockholders, industry participants, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, incentives, capital structure and allocation, corporate governance, Board composition (including representation of Ashe on the Board) and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

On October 28, 2015, Mr. Crowley, on behalf of the Reporting Persons, engaged in discussions with Lawrence E. Dewey, Chairman of the Board of the Issuer, and in the course of such discussions, requested that Mr. Dewey convey to the Board the Reporting Persons' request that Mr. Crowley, Co-Founder and CEO of Ashe, be appointed to the Board. Mr. Dewey has indicated that the Nominating and Corporate Governance Committee of the Board, and the Board, will consider the request in due course.

Ashe intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Shares, other investment opportunities available to Ashe, conditions in the securities market and general economic and industry conditions, Ashe may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease Ashe's economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 171,031,830 Shares outstanding, which is the total number of Shares outstanding as of October 13, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on October 27, 2015.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 9,368,210 Shares, constituting approximately 5.5% of the Shares outstanding.

(b) Ashe has sole voting and dispositive power over 9,364,190 Shares, which power is exercised by the Principals. Mr. Crowley has sole voting and dispositive power over the 4,020 Shares held in the Roth IRA.

CUSIP No. 01973R101	SCHEDULE 13D	Page 6 of 7 Pages

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit B, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.
Exhibit B:	Joint Filing Agreement, dated November 6, 2015.

CUSIP No. 01973R101	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William Harker
Name:	William Harker
Title:	Co-Founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY